
July 7, 2020

Timothy Austin Gard
President
Equitable Mineral & Development Inc.
4440 S. Piedras Drive, Suite 136
San Antonio, TX 78228

> **Re: Equitable Mineral & Development Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 1, 2020**
> **File No. 333-237976**

Dear Mr. Gard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2020 letter.

Amendment No. 2 to Form S-1 filed on July 1, 2020

Executive Compensation, page 38

1. We note your response to comment 2. Please revise your disclosure under "Management Compensation" to reconcile the disclosure of the fees payable to Timothy Austin Gard under the consulting agreement entered into on March 31, 2020 with the disclosure under the summary compensation table that Timothy Austin Gard currently devotes approximately twenty hours per week to manage the affairs of the Company at no salary.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Franklin I. Ogele